Exhibit 97.1
Broadcom Inc.
CLAWBACK POLICY
December 1, 2023

The Board of Directors (the “Board”) of Broadcom Inc. (“Broadcom”) adopted this Clawback Policy, as it may be further amended or restated from time to time (this “Policy”), to be effective as of the date first written above.
Capitalized terms have the meanings set forth in Section 7 of this Policy, unless otherwise defined herein.
1.Recoupment and Forfeiture of Covered Compensation
If there is a Restatement, any Covered Compensation (on a pre-tax basis) Received by any person who was an Executive Officer during the applicable Lookback Period that (i) has been settled or paid to such person will be subject to reasonably prompt repayment to Broadcom in accordance with Section 2 of this Policy and (ii) has been granted or earned (including vested) but has not yet been paid or settled will be automatically forfeited.
The Compensation Committee of the Board (the “Committee”) will pursue (and does not have the discretion to waive) the repayment and/or forfeiture of such Covered Compensation in accordance with Section 2 of this Policy, except as provided below.
The Committee (or, if at any time the Committee is not a Board committee responsible for Broadcom’s executive compensation decisions and composed entirely of independent directors, a majority of the independent directors serving on the Board) may determine not to pursue repayment and/or forfeiture of the Covered Compensation if the Committee determines that such repayment and/or forfeiture would be impracticable due to any of the following circumstances:
(i)The direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing this Policy would exceed the amount to be recovered (following (x) reasonable attempts by the Committee to recover such Covered Compensation, (y) the documentation of such attempts, and (z) if required, the provision of such documentation to the Nasdaq Stock Market (“Nasdaq”));
(ii)Pursuing such recovery would violate Broadcom’s Home Country laws adopted before November 28, 2022 (provided that Broadcom obtains an opinion of Home Country counsel acceptable to Nasdaq that recovery would result in such a violation and provides such required opinion to Nasdaq); or
(iii)Recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Broadcom and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Recovery of any Covered Compensation under this Policy is not dependent on (i) fraud or misconduct by any Executive Officer or whether the Executive Officer was responsible for preparing the Broadcom financial statements or (ii) if or when the Restatement is actually filed with the U.S. Securities and Exchange Commission (the “SEC”).
2.Means of Repayment
If the Committee determines that a current or former Executive Officer must repay any Covered Compensation, the Committee will provide written notice to such person by email or certified mail to such person’s address on file with Broadcom and such person will satisfy such repayment on such terms as required by the Committee. Broadcom will be entitled to set off the repayment amount against any amount owed to the current or former Executive Officer by Broadcom, require the forfeiture of any award granted by Broadcom to such person and/or take any and all necessary actions to reasonably promptly recoup such repayment from such person to the fullest extent permitted under applicable law, including without limitation, Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the regulations and guidance thereunder.
If the Committee does not specify the timing of repayment in the written notice described above, the current or former Executive Officer will be required to repay the Covered Compensation to Broadcom by wire, cash or cashier’s check no later than thirty (30) days after receipt of such notice.
For Covered Compensation based on stock price or total stockholder return, where the amount of Covered Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Committee will determine the amount of such Covered Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total stockholder return upon which the Covered Compensation was granted, vested or paid. The Committee may engage valuation experts or other third-party advisors to determine the reasonable estimate. Broadcom will also maintain documentation of such determination and provide documentation to Nasdaq if required.
Unless otherwise determined by the Committee, for Covered Compensation that consists of an equity award:
(i)If the equity award has been granted or earned but the underlying shares have not settled or the award has not been exercised, the outstanding portion of such award that is Covered Compensation will be forfeited;
(ii)If the equity award has been exercised or settled into shares that have not been sold, the Committee will recover the number of shares received in excess of the shares that would have been received under the Restatement (less any exercise price paid for the shares); and
(iii)If the shares underlying the equity award have been sold, the Committee will recover the proceeds received from the sale of the number of shares received in excess of the shares that would have been received under the Restatement (less any exercise price paid for the shares).
3.No Indemnification
No current or former Executive Officer may be indemnified, insured or reimbursed by Broadcom or any of its subsidiaries in respect of any loss of compensation in accordance with this Policy, receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Policy, or be paid or reimbursed by Broadcom or any of its subsidiaries for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing a new cash award which would be cancelled to effect the recovery of any Covered Compensation).
In no event will Broadcom or any of its subsidiaries be required to award any current or former Executive Officer an additional payment if any Restatement would result in a higher incentive compensation payment.
4.Miscellaneous
The Committee will administer and interpret this Policy. Any Committee determination concerning this Policy will be final, conclusive and binding. Discretionary determinations by the Committee under this Policy, if any, need not be uniformly applied to any persons or compensation covered hereunder.
This Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations put into effect by the SEC or Nasdaq, including any additional requirements that become effective after this Policy’s effective date. This Policy will be deemed automatically amended as necessary to comply with such additional requirements.
Broadcom’s rights to seek repayment or forfeiture under this Policy are in addition to, and not instead of, any recoupment rights or other remedies that may be available to Broadcom and its subsidiaries.
5.Amendment and Termination
To the extent permitted by, and in a manner consistent with applicable law, including SEC and Nasdaq rules, the Committee may terminate, suspend or amend this Policy at any time in its discretion.
6.Successors
This Policy is binding and enforceable against all current or former Executive Officers and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted, vested or paid to or administered by such persons or entities.
7.Definitions
The following definitions apply to this Policy:
a)“Covered Compensation” means the following, computed on a pre-tax basis: (i) the amount of Incentive-Based Compensation granted, vested or paid to a person who served as an Executive Officer at any time during the Incentive-Based Compensation’s performance period and that was Received (x) after such person became an Executive Officer, (y) during the Lookback Period and (z) at a time Broadcom had a class of securities listed on a national securities exchange or a national securities association that exceeds (ii) the amount of such Incentive-Based Compensation that otherwise would have been granted or paid to such person or vested had such amount been determined based on the applicable Restatement.
Incentive-Based Compensation Received while a person was serving as a non-Executive Officer prior to becoming an Executive Officer is not “Covered Compensation.”
b)“Executive Officer” means an “officer” of Broadcom as defined under Rule 16a-1(f) under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is deemed to include any individuals identified by Broadcom as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act.
c)“Financial Reporting Measure” means any measure that is based on (i) accounting principles used in preparing Broadcom financial statements and any measures derived wholly or in part from such measures (such as GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act)), (ii) stock price, or (iii) total stockholder return.
A Financial Reporting Measure may or may not be filed with the SEC and may be presented outside Broadcom financial statements, such as in Management’s Discussion and Analysis of Financial Conditions and Result of Operations or in the performance graph required under Item 201(e) of Regulation S-K under the Exchange Act.
d)“Home Country” means Broadcom’s jurisdiction of incorporation.
e)“Incentive-Based Compensation” means any compensation (including cash and equity) Received on or after October 2, 2023 and that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
Examples of “Incentive-Based Compensation” include, but are not limited to:
(i)Non-equity incentive plan awards that are earned wholly or in part on satisfying a Financial Reporting Measure performance goal;
(ii)Bonuses paid from a “bonus pool,” the size of which is determined based wholly or in part on satisfying a Financial Reporting Measure performance goal;
(iii)Restricted stock, restricted stock units, performance stock units, stock options or stock appreciation rights that are granted or become vested based wholly or in part on satisfying a Financial Reporting Measure performance goal; and
(iv)Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based wholly or in part on satisfying a Financial Reporting Measure performance goal.
f)“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in Broadcom’s fiscal year) immediately preceding the date on which Broadcom is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a Board committee, or the officer or officers of Broadcom authorized to take such action if Board action is not required, concludes or reasonably should have concluded that Broadcom is required to prepare a Restatement, or (ii) the date a court, regulator or other legally authorized body directs Broadcom to prepare a Restatement.
g)“Received.” Incentive-Based Compensation is deemed “Received in Broadcom’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.
h)“Restatement” means a required accounting restatement that:
(i)corrects an error in previously issued Broadcom financial statements that is material to the previously issued Broadcom financial statements (commonly referred to as a “Big R” restatement) or
(ii)corrects an error in previously issued Broadcom financial statements that is not material to the previously issued Broadcom financial statements but that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement).
Financial statement includes any statement of financial position (balance sheet), statement of comprehensive income, statement of cash flows, statement of stockholders’ equity, related schedules and accompanying footnotes, as required by SEC rules.
Changes to Broadcom financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements.